SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 17)*

Reinsurance Group of America, Incorporated
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
759351604
(CUSIP Number)

Gwenn L. Carr
MetLife, Inc.
1095 Avenue of the Americas
New York, New York 10036
(212) 578-2211

November 25, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	759351604	Page	2	of	9

1	NAMES OF REPORTING PERSONS MetLife, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* This percentage assumes that 72,559,315 shares of RGA common stock are issued and outstanding immediately following the Conversion, as described in Item 4 of this Schedule 13D Statement. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders to approve the Conversion, there were 33,080,776 shares of RGA class A common stock and 29,243,539 shares of RGA class B common stock issued and outstanding as of October 17, 2008. In addition, on November 4, 2008, RGA completed a public stock offering in which 10,235,000 shares of RGA class A common stock became issued and outstanding. Pursuant to the Conversion, all shares of RGA class B common stock were converted into shares of RGA class A common stock on a one-for-one basis. Such shares of RGA class A common stock were immediately thereafter redesignated as shares of RGA common stock.

CUSIP No.	759351604	Page	3	of	9

1	NAMES OF REPORTING PERSONS Metropolitan Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
* This percentage assumes that 72,559,315 shares of RGA common stock are issued and outstanding immediately following the Conversion, as described in Item 4 of this Schedule 13D Statement. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders to approve the Conversion, there were 33,080,776 shares of RGA class A common stock and 29,243,539 shares of RGA class B common stock issued and outstanding as of October 17, 2008. In addition, on November 4, 2008, RGA completed a public stock offering in which 10,235,000 shares of RGA class A common stock became issued and outstanding. Pursuant to the Conversion, all shares of RGA class B common stock were converted into shares of RGA class A common stock on a one-for-one basis. Such shares of RGA class A common stock were immediately thereafter redesignated as shares of RGA common stock.

CUSIP No.	759351604	Page	4	of	9

1	NAMES OF REPORTING PERSONS GenAmerica Financial, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
* This percentage assumes that 72,559,315 shares of RGA common stock are issued and outstanding immediately following the Conversion, as described in Item 4 of this Schedule 13D Statement. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders to approve the Conversion, there were 33,080,776 shares of RGA class A common stock and 29,243,539 shares of RGA class B common stock issued and outstanding as of October 17, 2008. In addition, on November 4, 2008, RGA completed a public stock offering in which 10,235,000 shares of RGA class A common stock became issued and outstanding. Pursuant to the Conversion, all shares of RGA class B common stock were converted into shares of RGA class A common stock on a one-for-one basis. Such shares of RGA class A common stock were immediately thereafter redesignated as shares of RGA common stock.

CUSIP No.	759351604	Page	5	of	9

1	NAMES OF REPORTING PERSONS General American Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
* This percentage assumes that 72,559,315 shares of RGA common stock are issued and outstanding immediately following the Conversion, as described in Item 4 of this Schedule 13D Statement. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders to approve the Conversion, there were 33,080,776 shares of RGA class A common stock and 29,243,539 shares of RGA class B common stock issued and outstanding as of October 17, 2008. In addition, on November 4, 2008, RGA completed a public stock offering in which 10,235,000 shares of RGA class A common stock became issued and outstanding. Pursuant to the Conversion, all shares of RGA class B common stock were converted into shares of RGA class A common stock on a one-for-one basis. Such shares of RGA class A common stock were immediately thereafter redesignated as shares of RGA common stock.

     This Amendment amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D Statement”), relating to the shares of common stock, par value $0.01 per share, and related preferred stock purchase rights (collectively, the “RGA common stock”), of Reinsurance Group of America, Incorporated (“RGA” or the “Issuer”) previously filed by (i) MetLife, Inc. (“MLINC”), (ii) Metropolitan Life Insurance Company, a wholly owned subsidiary of MLINC (“MetLife”), (iii) GenAmerica Financial, LLC, a wholly owned subsidiary of MetLife (“GenAm Financial”) and (iv) General American Life Insurance Company, a wholly owned subsidiary of GenAm Financial (“GenAm Life” and collectively with MLINC, MetLife and GenAm Financial, the “Filing Parties”). This Amendment is being filed to update the Schedule 13D Statement in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D Statement.

ITEM 1.	SECURITY AND ISSUER.
     Item 1 is hereby amended and restated as follows:
     “This Schedule 13D Statement relates to the RGA common stock. This class of equity securities was created in connection with the Conversion described in Item 4 of the Schedule 13D Statement, which was completed on November 25, 2008. The Schedule 13D Statement previously filed by the Filing Parties related to the shares of class A common stock, par value $0.01 per share, and related Series A-1 preferred stock purchase rights (collectively, the “RGA class A common stock”), of RGA that were issued and outstanding immediately prior to the completion of the Conversion. The principal executive offices of the Issuer are located at 1370 Timberlake Manor Parkway, Chesterfield, Missouri 63017.”

ITEM 4.	PURPOSE OF TRANSACTION.
     Item 4 is hereby amended by adding the following after the last paragraph thereof:
     “Following the Recapitalization and the Split-Off, which were each completed on September 12, 2008, the Filing Parties beneficially owned, and continued to own, 3,000,000 shares of RGA class A common stock. On November 25, 2008, RGA held a special meeting of its shareholders to consider, among other things, a proposal to convert RGA’s dual class common stock structure into a single class common stock structure (the “Conversion”). Pursuant to the Conversion, all issued and outstanding shares of class B common stock, par value $0.01 per share, and related Series B preferred stock purchase rights (“RGA class B common stock”), of RGA would be converted into shares of RGA class A common stock on a one-for-one basis. Following approval of the Conversion by the requisite number of RGA shareholders, the Conversion was completed on November 25, 2008 and, immediately thereafter, all shares of RGA class A common stock were redesignated as shares of RGA common stock. Following the Conversion, the Filing Parties beneficially own 3,000,000 shares of RGA common stock and although the Filing Parties have not acquired or disposed of any shares of RGA common stock, the percentage ownership of RGA common stock of the Filing Parties has changed as a result of the Conversion.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 is hereby amended by replacing the first sentence of the first paragraph of Item 5(a) and (b) with the following:
     “(a) and (b). As of November 25, 2008, each of the Filing Parties beneficially owned 3,000,000 shares of RGA common stock, which represents approximately 4.1% of the outstanding shares of RGA common stock. The other information contained in Item 4 of this Schedule 13D Statement is incorporated herein by reference.”
     Item 5 is hereby further amended by replacing the last paragraph of Item 5(a) and (b) with the following:
     “The percentage amounts set forth in Item 5 assume that 72,559,315 shares of RGA common stock are issued and outstanding immediately following the Conversion. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders to approve the Conversion, there were 33,080,776 shares of RGA class A common stock and 29,243,539 shares of RGA class B common stock issued and outstanding as of October 17, 2008. In addition, on November 4, 2008, RGA completed a public stock offering in which 10,235,000 shares of RGA class A common stock became issued and outstanding. Pursuant to the Conversion, all shares of RGA class B common stock were converted into shares of RGA class A common stock on a one-for-one basis. Such shares of RGA class A common stock were immediately thereafter redesignated as shares of RGA common stock.”
     Item 5 is hereby further amended by adding the following under Item 5(e):
     “After the completion of the Conversion, which occurred on November 25, 2008, the Filing Parties ceased to beneficially own more than five percent of the outstanding shares of RGA common stock and, as a result, are no longer required to be reporting persons under Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules promulgated thereunder. In light of the foregoing, the Filing Parties will no longer file a Schedule 13D Statement unless and until such time as they are required to be reporting persons under Section 13(d) of the Exchange Act or the related rules promulgated thereunder.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
     Item 6 is hereby amended by adding the following after the last paragraph:
     “The information set forth in Item 4 of this Schedule 13D Statement is incorporated herein by reference.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
     Item 7 is hereby amended by amending and supplementing the exhibits as follows:

Exhibit	Description of Exhibits

1	Directors and Executive Officers of the Filing Parties
9	Agreement Required for Joint Filing under Rule 13d-1(k)(1)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 25, 2008

METLIFE, INC.
By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

METROPOLITAN LIFE INSURANCE COMPANY
By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

GENAMERICA FINANCIAL, LLC
By:	Metropolitan Life Insurance Company, its Manager

By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

GENERAL AMERICAN LIFE INSURANCE COMPANY
By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer